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ENTERGY



                                J. Wayne Leonard
                            Chief Executive Officer
                              Entergy Corporation


J. Wayne Leonard is chief executive officer of Entergy Corporation, a global energy company with power production, distribution operations and related diversified services. Entergy is the third-largest U.S. generator of electric power, and its utilities serve 2.5 million customers in four states. Mr. Leonard joined Entergy in April 1998 as president and chief operating officer of domestic business units. He assumed responsibility for Entergy's international operations in August 1998 and became chief executive officer in 1999.

Since Mr. Leonard became CEO, Entergy has focused its strategy on the company's core competencies in power development and nuclear generation, along with renewed attention to the core utility business. The strategy has led to improvement in the company's financial and operational performance. Under Mr. Leonard, Entergy has focused on improving customer service and reliability in its utility operations, building stronger relationships with regulators, and managing a successful transition to competition. The results of improved service to customers were seen in 1999, as complaints to regulators declined by 33 percent and Entergy ranked first among U.S. electric utilities in year-over-year improvement in customer satisfaction. Prior to joining Entergy, Mr. Leonard was president of the Energy Commodities Strategic Business Unit at Cinergy Corp. and of Cinergy Capital and Trading. He was responsible for all power plants and support operations; fuel procurement; environmental management; national commodity electric trading, origination and marketing; risk management and capital services.

Mr. Leonard began his career at PSI Energy, serving as the company's senior vice president and chief financial officer from 1989 to 1994. Upon the merger with The Cincinnati Gas & Electric Company, which created Cinergy in 1994, Mr. Leonard was named group vice president and chief financial officer, in which capacity he served until 1996.

Mr. Leonard earned his bachelor's degree in accounting in 1973 from Ball State University and his master's degree in business administration in 1987 from Indiana University. He is a member of the American Institute of Certified Public Accountants. He serves on the Boards of Directors for the New Orleans YMCA, the New Orleans Museum of Art, the New Orleans United Way, and the Edison Electric Institute. He is also a member of the Tulane University President's Council, the Committee for a Better New Orleans, the Business Council of New Orleans, and the Bus iness Roundtable.

In August 1999, Mr. Leonard was asked by President Clinton to lead a new Mississippi River Delta business-to-business mentoring effort called BusinessLINC.